# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pactiv Evergreen Inc., CIK 0001527508
CUSIP: 69526K105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1900 W. FIELD COURT, LAKE FOREST, Illinois (IL), 60045
Date of event which requires filing of this statement: 04/01/2025
Amends the filing with accession number 0000950103-22-011443
Filed by CIK 0001799605
Persons authorized to receive notices and communications: Helen Golding, c/o Packaging Finance Limited, Floor 9, 148 Quay Street, Auckland, New Zealand (Q2), 1010, 649 358-5000

## Reporting persons
- Packaging Finance Limited (CIK 0001799605): type of reporting person: corporation (CO); citizenship or place of organization: New Zealand (Q2); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Pactiv Evergreen Inc.
Address of issuer's principal executive offices: 1900 W. FIELD COURT, LAKE FOREST, Illinois (IL), 60045
Comment: This Amendment No. 2 (this "Amendment") amends and supplements the initial statement on Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on June 28, 2022 relating to the common stock, par value $0.001 per share, of Pactiv Evergreen Inc., a Delaware corporation (the "Original Schedule 13D", as amended on December 9, 2024 ("Amendment No. 1") and, as further amended and supplemented by this Amendment, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D or Amendment No. 1, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D (as amended by Amendment No. 1) is hereby amended and supplemented to include the following:

On April 1, 2025, pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer surviving as a wholly owned subsidiary of Buyer. As a result of the Merger, each issued and outstanding share of common stock held by the Reporting Person was automatically canceled and retired and converted into the right to receive $18.00 per share in cash, without interest.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the Merger, the Reporting Person does not beneficially own any shares of common stock of Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: As a result of the Merger, the Reporting Person does not beneficially own any shares of common stock of Issuer.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Issuer's common stock during the past 60 days, except as disclosed herein.
Other persons with the right to receive dividends or sale proceeds: No one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On April 1, 2025, the Reporting Person ceased to be the beneficial owners of more than five percent of the Common Stock.

## Signatures
- Packaging Finance Limited: /s/ Helen Golding, Helen Golding/Director (04/01/2025)